                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                            ISILON SYSTEMS, INC.


CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].



                                November 9, 2006

VIA FACSIMILE & FEDERAL EXPRESS                          SUBMITTED PURSUANT TO A
Securities and Exchange Commission        REQUEST FOR CONFIDENTIAL TREATMENT AND
Division of Corporate Finance                       PURSUANT TO 17 C.F.R. 200.83
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Ms. Barbara C. Jacobs
                Ms. Megan Akst
                Ms. Kathleen Collins
                Ms. Rebekah Toton

RE:             ISILON SYSTEMS, INC.
                AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-1 FILED OCTOBER 10, 2006
                FILE NO. 333-137078

Dear Mesdames:

      On behalf of Isilon Systems, Inc. (the "COMPANY"), we are writing to provide information to assist the Staff of the Securities and Exchange Commission ("SEC") in its review of the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-137078) filed with the Commission on November , 2006 ("AMENDMENT NO. 2"). This letter is intended to respond to the Staff's Comments 9 through 14 made in the letter dated October 26, 2006 relating to the Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on October 10, 2006 ("AMENDMENT NO. 1"). This submission is accompanied by a request for confidential treatment because of the commercially sensitive nature of the information discussed herein.

      The purpose of this letter is to provide the Staff with information regarding the analysis made by the Company's Board of Directors (the "BOARD") in determining the exercise prices for the Company's stock options granted from July 4, 2005 to November 8, 2006 (the "REVIEW PERIOD") and, subsequently, the fair value of the Company's common stock on the grant date for accounting purposes using the criteria set forth in the American Institute of Certified Public Accountant's Practice Aid regarding "Valuation of Privately Held Company Equity Securities Issued in Other than a Business Combination" (the "PRACTICE AID").

      While not reflected in Amendment No. 2 to the Registration Statements as filed, the Company currently is estimating, based on a conference with the underwriters on November 7, 2006, a price range of [*] to [*] per share for the Company's common stock on a pre-split basis. The mid-point of this range is [*] per share. Although the Company expects that an amendment to the Registration Statement will give effect to an anticipated reverse split, the exact amount of which will depend on market conditions and the underwriters' final estimate of an appropriate valuation, the

Company has not yet adjusted the share and per share amounts for common stock and convertible preferred stock in the Registration Statement to take account of this anticipated split.

DESCRIPTION OF CHANGES IN FAIR VALUE

      In June 2004, the Company established a committee ("COMMITTEE") of the Board to evaluate and determine the fair value of the Company's common stock for the purpose of establishing exercise prices of stock options, which were intended to be the estimated per share fair value of the Company's underlying common stock. A majority of the Committee was comprised of non-employee directors, all of whom had extensive business, finance and venture capital experience. The Company believes that the composition of the Committee, together with the Board's collective knowledge of, and experience with, similarly situated companies, resulted in an unbiased view of the stock value as at the date of each grant.

      In May 2005, the Company issued 20,798,669 shares of its series D convertible preferred stock for a per share purchase price equal to $0.9616. The per share price of the series D convertible preferred stock was based upon arms-length negotiations with Focus Ventures, a new investor that led the series D financing round. Consequently, the Company believes that transaction to be objective evidence of the fair value of the series D convertible preferred stock at such time.

METHODOLOGY USED TO DETERMINE ESTIMATED FAIR VALUE AT THE DATE OF GRANT

      As indicated in the Registration Statement, the Committee determined the estimated fair value of the Company's common stock through November 2005 based, in part, on a market capitalization analysis of comparable public companies and other metrics, including revenue multiples and price/earning multiples, as well as the following:

- the prices for the Company's convertible preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of that convertible preferred stock relative to those of the Company's common stock;

-     the hiring of key personnel;

- the increase in the number of the Company's channel partners and the Company's channel revenue in 2005;

-     significant sales to one customer in 2005;

- acceptance of the Company's products within different industries and by a wide variety of additional customers;

-     the launch of new products;

-     the Company's stage of development and revenue growth;

- the fact that the option grants involved illiquid securities in a private company; and

- the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, for the shares of common stock underlying the options given prevailing market conditions.

      Between July 2005 and October 2005, the Company granted options to purchase 1,088,500 shares of its common stock at an exercise price equal to $0.19 per share. In determining the price per share at which such grants were made, the Committee considered all of the factors described above. Because the Company was not successful in meeting its revenue goal for the second quarter 2005, and remained behind its revenue goal for fiscal 2005 at the time the October 2005 option grants were made, the Committee determined that the fair value of the Company's common stock should remain at $0.19 per share. The Company did not grant any stock options from November 2005 through January 2006.

      In December 2005, in connection with the adoption of Section 409A of the Internal Revenue Code, the Company elected to retain Duff & Phelps, LLC ("DUFF & PHELPS"), an independent third-party valuation firm, to perform valuations of its common stock and convertible preferred stock. Subsequent to their engagement, Duff & Phelps performed contemporaneous valuation analyses in each of January 2006, April 2006, July 2006, September 2006 and October 2006, to determine the estimated then-current fair values of the Company's common and convertible preferred stock. In estimating such fair values, Duff & Phelps used the following approaches:

      - Income Approach. The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are then converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The projections used in connection with these valuations were based on the Company's expected operating performance over a 10-year forecast period. The discount rate used in connection with each valuation is estimated based primarily upon venture capital rates available for investments in companies at a comparable stage of development at that time. Given the relatively early stage of the Company's business cycle, the venture capital based rate was determined to be most appropriate to use for the valuations obtained to date.

      - Market Approach. The market approach is based upon a comparison of the Company to public companies whose stocks are actively traded (comparable public company methodology). Ratios or multiples of value relative to certain significant financial variables, such as revenue, earnings, assets, or shareholders' equity, are developed based upon the comparable companies. Valuation multiples developed from transactions or from comparable public companies are then adjusted for differences in the prospects and risks of the Company versus each of the comparable companies. Adjusted valuation multiples are then applied to the appropriate financial variables of the Company to derive a value.

      In preparing their valuations, Duff & Phelps applied a 50% weighting to the Income Approach and a 50% weighting to the Market Approach. The equal weighting of the two valuation approaches is appropriate since neither approach would be preferable to the other given the early stage nature of the Company's business and technology. The indicated fair market value of the Company calculated at each valuation date was then allocated to the shares of convertible preferred stock and common stock using the Black-Scholes option model. The Black-Scholes option model is based on modeling the value of the various components of the Company's capital structure as a series of call options on the proceeds expected from the sale of the Company or the liquidation of its assets at some future date. This model defines the securities' fair values as functions of the current fair value of the Company and assumptions based on the securities' rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimating of the volatility of the Company's equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of the Company's Board and management regarding an initial public offering or a sale of the Company. Estimates of the volatility of the Company's stock were made by Duff & Phelps based on available information on the volatility of capital stock of comparable publicly-traded companies in the Company's industry.

RECONCILIATION OF THE ESTIMATED FAIR VALUES TO THE MID-POINT OF THE ESTIMATED OFFERING RANGE

      In connection with their engagement, Duff & Phelps delivered contemporaneous valuations of the Company's common and convertible preferred stock as of December 31, 2005, April 2, 2006, July 2, 2006, September 4, 2006 and October 1, 2006. The resulting equity valuation of the Company, which Duff & Phelps referred to as the weighted-average indicated value of the total invested capital (the "WEIGHTED-AVERAGE VALUE") and resulting common stock valuation per share, the discount rate used in the income approach and the nonmarketability discount used in the determination of the common stock value per share are as set forth below for each of these valuation dates:

[*]


      OCTOBER 2, 2005 TO DECEMBER 31, 2005

      The increase in the fair value of the Company's common stock from $0.19 per share as of October 2, 2005 (the last date on which options were granted prior to the preparation of the Duff & Phelps valuations) to [*] per share as of December 31, 2005 was due to the following:

a. For the three months ended January 1, 2006, revenue increased approximately 59% over the immediately preceding quarter ended October 2, 2005;

b. The Company generated revenue during this period from a number of new customers within the media and entertainment industry, such as E! Entertainment Television, Inc., Turner Broadcasting Systems, Inc. and Cable News Network LP, LLP;

c. The Company also began to generate revenue during this period from new industries such as online services, cable and telecommunications, and oil and gas and from the Federal government, which represented the first sales generated by the Company in each of these industries and marked additional acceptance of the Company's systems outside the media and entertainment industry; and

d. The Company made certain advances in product development during this period, which included the release of its new Isilon IQ 6000 and the release of the Company's IQ Accelerator.

METHODOLOGY USED TO DETERMINE ESTIMATED FAIR VALUE FOR ACCOUNTING PURPOSES FOR OPTION GRANTS SUBSEQUENT TO DECEMBER 31, 2005

      Subsequent to December 31, 2005, the Company granted options to purchase its common stock as of dates that generally fell between the dates of the contemporaneous valuations performed by Duff & Phelps. In those circumstances, the Company granted awards with an exercise price equal to the most reliable third-party information available to them at that date, the per share fair value determined by the most recent contemporaneous valuation delivered to the Company by Duff & Phelps. For purposes of estimating the fair value of the Company's common stock underlying its stock options on these dates of grant under SFAS 123(R), upon receipt of the next contemporaneous Duff & Phelps valuation report subsequent to the stock option grant date, the Company calculated its revenue growth between the dates of the valuation reports immediately prior to and subsequent to the date of grant and used this revenue growth data to interpolate an estimated per share value of the Company's common stock at the grant date. As a result, the stock options the Company has granted since February 2006 had an exercise price less than the subsequently estimated fair value of the common stock at the date of grant as determined under SFAS 123(R) and, accordingly, the intrinsic value of these awards is included as part of the options' SFAS 123(R) fair value determination.

      The change in fair value of the Company's common stock for this period is further described below.

      DECEMBER 31, 2005 TO APRIL 2, 2006

The increase in the estimated Weighted-Average Value of the Company and, accordingly, the per-share fair value of its common stock, between December 31, 2005 and April 2, 2006 was primarily the result of the decrease in the discount rate used in Duff & Phelps Income Approach calculations as well as a decrease in the nonmarketability discount applied. The discount rate was decreased to [*] in April 2006 from [*] in December 2005 as a result of the following events in the intervening period:

a. For the three months ended April 2, 2006, revenue increased approximately 20% over the immediately preceding fiscal quarter, and the Company gained significant new customers such as Random House, Inc., Sony BMG Music Entertainment and SEGA Corporation in the media and entertainment industry, and Penn Virginia Corporation in the oil and gas industry;

b. For the three months ended April 2, 2006, gross profit increased to approximately $5.4 million, an increase of approximately 20% over the immediately preceding fiscal quarter;

c. The Company achieved advances in product development, including the release of the Company's EX 6000 to increase enterprise digital archive capacity growth;

d.    The number of Company channel partners and channel revenue increased; and

e. International sales and operations, including the addition of foreign sales offices and the hiring of key international personnel, increased.

      In April 2006 the Company began preliminary discussions regarding a potential public offering of its common stock and contemplated an effective date for such public offering to occur in the first half of 2007. As a consequence, the nonmarketability discount applied by Duff & Phelps decreased to [*] in April 2006 from [*] in December 2005.

[*]

      APRIL 2, 2006 TO JULY 2, 2006

      The increase in the estimated Weighted-Average Value of the Company and, accordingly, the per-share fair value of its common stock, between April 2, 2006 and July 2, 2006 was primarily the result of the decrease in the discount rate used in Duff & Phelps Income Approach calculations as well as a decrease in the nonmarketability discount applied. The discount rate was decreased to 17% in July 2006 from [*] in April 2006 as a result of the following events in the intervening period:

a. For the three months ended July 2, 2006, revenue increased approximately 29% over the immediately preceding fiscal quarter, and significant new customers included NBC Sports and Nickelodeon (Viacom International Inc.) in the media and entertainment industry, Yahoo Japan Corporation and Netflix, Inc. in the Internet industry, DIRECTV Operations, LLC in the cable and telecommunications industry, Rosetta Inpharmatics LLC in the life sciences industry, Intel Corporation and Mazda Motor Corporation in the manufacturing industry, and the Defense Information School in the Federal government;

b. For the three months ended July 2, 2006, gross profit increased to $7.0 million, an increase of approximately 30% over the immediately preceding fiscal quarter;

c.    The number of channel partners and channel revenue continued to increase;
      and

d. International sales and operations continued to increase, including the addition of a sales office in South Korea and key international personnel.

      In June 2006 the Company had decided to initiate the process for an initial public offering of its common stock and had requested proposals from several investment banks. As part of this decision, the timing of a potential public offering was accelerated to December 2006 or the first quarter of 2007. As a consequence, the nonmarketability discount applied by Duff & Phelps was decreased to [*] in July 2006 from [*] in April 2006.

      JULY 2, 2006 TO SEPTEMBER 4, 2006

[*]

      SEPTEMBER 4, 2006 TO OCTOBER 1, 2006

      The increase in the estimated Weighted-Average Value of the Company and, accordingly, the per-share fair value of its common stock, between September 4, 2006 and October 1, 2006 was primarily the result of the decrease in the discount rate used in Duff & Phelps Income Approach. The discount rate used in the valuation analysis performed by Duff & Phelps was decreased to 16% in October 2006 from 17% in September 2006. This decrease was the result of the Company's continued execution against its projections and the progression of the Company's public offering process. In addition, between the dates of the valuations, the trading multiples used in the valuation analysis performed by Duff & Phelps associated with the public company peer group, specifically Network Appliances, increased. As a result, the Company's valuation increased to $430.7 million from $379.9 million.

      Because the Company was continuing to progress towards an initial public offering to be effective in December 2006 and it assumptions regarding the same were unchanged since September 2006, the nonmarketability discount remained at 10% as compared to September 2006.

      OCTOBER 1, 2006 TO OCTOBER 17, 2006

[*]

      The Company supplementally advises the Staff that, at the time this preliminary valuation range was communicated to the Company, it remained subject to, among other things, discussion with the Board's pricing committee and market shifts.

      OCTOBER 17, 2006 TO NOVEMBER 7, 2006

[*]

SUMMARY OF OPTIONS GRANTED DURING THE REVIEW PERIOD

      Attached as Exhibit A is a table that summarizes information relating to all of the stock option grants that were made during the Review Period.

      As described in the Registration Statement, the Company currently calculates the stock-based compensation expense associated with the issuance of stock options to employees in accordance with SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS NO. 123(R)"). The Company amortizes deferred stock-based employee compensation over the applicable vesting period on a straight-line basis.

      For the nine months ended October 1, 2006, the Company recorded $289,000 of stock-based compensation expense for employees and non-employee members of the Company's board of directors and $16,000 for non-employees and non-employee members of the Company's advisory boards. As of October 1, 2006, the Company had unrecognized stock-based compensation expense of $3.0 million which is expected to be recorded in future periods, including $2.2 million which relates to the intrinsic value of stock options at their date of grant.

      CONCLUSION

      The Company believes that there are four primary considerations that support the increase in the value of the Company's common stock from [*] per share in July 2005 to [*] per share in October 2006. The considerations are (1) the increased growth in the Company's revenue, (2) the acceptance of the Company's products within different industries and by a wide variety of additional customers, (3) the additional product development that has significantly broadened the Company's product offerings, and (4) increased share prices in the common stock of comparable publicly traded companies. In summary, the Committee has evaluated the changes in fair value of the Company's common stock over the period from July 2005 through October 2006. Based on the considerations discussed above, the Company believes that the increase in the deemed fair value of the Company's common stock from [*] per share in July 2005 to [*] per share in October 2006, and the related stock-based compensation recorded and to be recorded, is reasonable and supportable.

RECENT EQUITY-RELATED TRANSACTIONS

      Except for grants of stock options described in the table set forth on Exhibit A, the Company has engaged in no equity-related transactions since October 10, 2006, the date of Amendment No. 1, through the date hereof. The table on Exhibit A provides information regarding the Company's stock option grants since October 10, 2006 as well as information regarding the Company's September 22, 2006 grants, for which fair value information was determined after October 10, 2006, based on the receipt of the October 1, 2006 valuation report from Duff & Phelps.

      The following tables reconcile the numbers in the table attached as Exhibit A with the table on page F-24 and the information on page II-2 of Amendment No. 2.

               RECONCILIATION TO FINANCIAL STATEMENTS, FOOTNOTE 6


                                                                      NUMBER OF
OPTION GRANTS                                                          SHARES
January 3, 2005 through January 1, 2006                               5,214,000

January 3, 2005 through July 3, 2005                                 (4,125,500)
                                                                    -----------
July 4, 2005 through January 1, 2006                                  1,088,500

January 2, 2006 through October 1, 2006                               8,636,500

October 2, 2006 through November [8], 2006                              915,700
                                                                    -----------
   Total - July 4, 2005 through November [8], 2006                   10,640,700

  RECONCILIATION TO ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
                   AUGUST 1, 2003 THROUGH NOVEMBER [8], 2006


                                                                                NUMBER OF
OPTION GRANTS                                                                     SHARES

Issued to officers and directors                                               14,767,400

Issued to employees and consultants inside the United States of America        10,809,700

Issued to employees and consultants outside of the United States of America     1,835,000
                                                                              -----------
Total grants per Item 15                                                       27,412,100

Less:

     August 1, 2003 through December 31, 2003                                  (4,016,700)

      January 1, 2004 through January 2, 2004                                  (8,629,200)

      January 3, 2005 through July 3, 2005                                     (4,125,500)
                                                                              -----------
   Total - July 4, 2005 through November [8], 2006                             10,640,700

VALUATION REPORTS

      In response to the Staff's comment 11, the Company is supplementally providing under separate cover the valuation reports performed by Duff & Phelps, LLC as of December 31, 2005, April 2, 2006, July 2, 2006, September 4, 2006 and October 1, 2006.

CONFIDENTIAL TREATMENT REQUEST

      The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request

(including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Mark J. Handfelt or the undersigned of Wilson Sonsini Goodrich & Rosati, Professional Corporation, rather than rely upon the United States mail for such notice.

      Please direct any further questions or comments concerning the above analysis to Mr. Handfelt or the undersigned at (206) 883-2500.

                                        Sincerely,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Craig E. Sherman
                                        Craig E. Sherman

Enclosures

cc:
          Douglas Choi, Esq.
          ISILON SYSTEMS, INC.

          Mark J. Handfelt, Esq.
          WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

          Laird H. Simons, III, Esq.
          Jeffrey R. Vetter, Esq.
          FENWICK & WEST LLP

                                                                             ESTIMATED
                                                                             FAIR VALUE
                                                                                OF
                                                                              COMMON
                                           OPTION                 EXERCISE   STOCK PER         REASON FOR
GRANT DATE (a)        DESCRIPTION         TYPE (b)     SHARES      PRICE       SHARE              GRANT
----------------------------------------------------------------------------------------------------------

8/9/2005         Employee                 ISO            76,500      $0.19        $0.19   New Hire

9/21/2005        Employee                 ISO           449,000      $0.19        $0.19   New Hire

9/21/2005        Employee                 NQSO          160,000      $0.19        $0.19   New Hire

10/27/2005       Employee                 ISO           153,000      $0.19        $0.19   New Hire

10/27/2005       Employee                 NQSO          250,000      $0.19        $0.19   New Hire

2/13/2006        Employee                 ISO           564,500      $0.34        $0.38   New Hire

2/13/2006        Employee                 ISO            90,500      $0.34        $0.38   Promotion

2/13/2006        Employee                 NQSO           48,000      $0.34        $0.38   Annual Grant

2/13/2006        Employee                 NQSO           85,000      $0.34        $0.38   Promotion

2/13/2006        Employee                 NQSO          231,000      $0.34        $0.38   New Hire

2/13/2006        Executive                NQSO           30,000      $0.34        $0.38   Annual Grant

2/13/2006        Executive                NQSO          840,000      $0.34        $0.38   Promotion

3/22/2006        Employee                 ISO         1,449,000      $0.34        $0.50   Annual Grant

3/22/2006        Employee                 ISO           209,000      $0.34        $0.50   New Hire

3/22/2006        Employee                 NQSO           20,000      $0.34        $0.50   New Hire

3/30/2006        Executive                ISO         1,450,000      $0.34        $0.54   Annual Grant

4/25/2006        Board Member             NQSO          400,000      $0.56        $0.67   New Board Member

4/25/2006        Employee                 ISO           224,000      $0.56        $0.67   New Hire

4/25/2006        Employee                 ISO            17,000      $0.56        $0.67   Promotion

4/25/2006        Employee                 NQSO          393,000      $0.56        $0.67   New Hire

4/25/2006        Employee                 NQSO           70,000      $0.56        $0.67   Promotion

4/25/2006        Executive                ISO            10,000      $0.56        $0.67   Promotion

4/25/2006        Executive                NQSO          500,000      $0.56        $0.67   New Hire

5/18/2006        Employee                 ISO           146,000      $0.56        $0.82   New Hire

6/20/2006        Consultant               NQSO           80,000      $0.56        $1.30   New Consultant

                 INTRINSIC     TOTAL
                  VALUE -     EXPENSE        TOTAL
                   CHEAP     RECOGNIZED     DEFERRED
                   STOCK      THROUGH     COMPENSATION
GRANT DATE (a)    CHARGE      10/1/06        EXPENSE              PERIOD OF EXPENSE RECOGNITION
--------------------------------------------------------------------------------------------------------

8/9/2005             $0.00           --           --

9/21/2005            $0.00           --           --

9/21/2005            $0.00           --           --

10/27/2005           $0.00           --           --

10/27/2005           $0.00           --           --

2/13/2006            $0.04       16,131       81,697     Straight-line over the expected term of 4 years

2/13/2006            $0.04        2,538       13,145     Straight-line over the expected term of 4 years

2/13/2006            $0.04        1,349        6,969     Straight-line over the expected term of 4 years

2/13/2006            $0.04        2,344       12,386     Straight-line over the expected term of 4 years

2/13/2006            $0.04        6,505       33,528     Straight-line over the expected term of 4 years

2/13/2006            $0.04          843        4,356     Straight-line over the expected term of 4 years

2/13/2006            $0.04       23,612      121,960     Straight-line over the expected term of 4 years

3/22/2006            $0.16       52,612      342,386     Straight-line over the expected term of 4 years

3/22/2006            $0.16        7,705       49,269     Straight-line over the expected term of 4 years

3/22/2006            $0.16          738        4,714     Straight-line over the expected term of 4 years

3/30/2006            $0.20       57,392      389,643     Straight-line over the expected term of 4 years

4/25/2006            $0.11       13,982      114,498     Straight-line over the expected term of 4 years

4/25/2006            $0.11        7,911       64,038     Straight-line over the expected term of 4 years

4/25/2006            $0.11          598        4,863     Straight-line over the expected term of 4 years

4/25/2006            $0.11       14,317      111,915     Straight-line over the expected term of 4 years

4/25/2006            $0.11        2,479       20,005     Straight-line over the expected term of 4 years

4/25/2006            $0.11          351        2,861     Straight-line over the expected term of 4 years

4/25/2006            $0.11       18,279      142,321     Straight-line over the expected term of 4 years

5/18/2006            $0.26        6,095       59,094     Straight-line over the expected term of 4 years

6/20/2006            $0.74       12,821       74,410     FIN 28 over a service period of 4 years

                                                                             ESTIMATED
                                                                             FAIR VALUE
                                                                                OF
                                                                              COMMON
                                           OPTION                 EXERCISE   STOCK PER         REASON FOR
GRANT DATE (a)        DESCRIPTION         TYPE (b)     SHARES      PRICE       SHARE              GRANT
-----------------------------------------------------------------------------------------------------------------
6/20/2006        Employee                 ISO            62,500      $0.56        $1.30   New Hire

6/20/2006        Employee                 NQSO          242,000      $0.56        $1.30   New Hire

6/20/2006        Executive                NQSO          385,000      $0.56        $1.30   New Hire

7/18/2006        Employee                 ISO           314,000      $1.54        $1.70   New Hire

7/18/2006        Employee                 ISO             4,000      $1.54        $1.70   Promotion

7/18/2006        Employee                 NQSO           38,000      $1.54        $1.70   New Hire

8/21/2006        Consultant               NQSO            7,500      $1.54        $2.12   New Consultant

8/21/2006        Employee                 NQSO           25,000      $1.54        $2.12   New Hire

8/21/2006        Employee                 ISO             7,500      $1.54        $2.12   Promotion

8/21/2006        Employee                 ISO           148,000      $1.54        $2.12   New Hire

9/22/2006        Advisory Board Members   NQSO           20,000      $2.23        $2.46   Yearly Grant

9/22/2006        Consultant               NQSO            3,000      $2.23        $2.46   Consulting Agreement

9/22/2006        Consultant               NQSO            1,500      $2.23        $2.46   New Consultant

9/22/2006        Employee                 ISO            72,500      $2.23        $2.46   Promotion

9/22/2006        Employee                 ISO           419,000      $2.23        $2.46   New Hire

9/22/2006        Employee                 NQSO           30,000      $2.23        $2.46   New Hire

10/17/2006       Employee                 ISO           110,000      $2.55        $3.05   New Hire

10/17/2006       Employee                 ISO             5,700      $2.55        $3.05   Promotion

10/17/2006       Executive                ISO           156,860      $2.55        $3.05   Promotion

10/17/2006       Executive                NQSO          243,140      $2.55        $3.05   Promotion

10/17/2006       Board Member             NQSO          400,000      $2.55        $3.05   New Board Member
                                                     ----------
                                                     10,640,700
                                                     ==========


                 INTRINSIC     TOTAL
                  VALUE -     EXPENSE        TOTAL
                   CHEAP     RECOGNIZED     DEFERRED
                   STOCK      THROUGH     COMPENSATION
GRANT DATE (a)    CHARGE      10/1/06        EXPENSE              PERIOD OF EXPENSE RECOGNITION
--------------------------------------------------------------------------------------------------------
6/20/2006            $0.74        3,956       51,369     Straight-line over the expected term of 4 years

6/20/2006            $0.74       20,145      194,074     Straight-line over the expected term of 4 years

6/20/2006            $0.74       24,126      316,677     Straight-line over the expected term of 4 years

7/18/2006            $0.16       12,233      225,025     Straight-line over the expected term of 4 years

7/18/2006            $0.16          157        2,865     Straight-line over the expected term of 4 years

7/18/2006            $0.16        1,489       27,224     Straight-line over the expected term of 4 years

8/21/2006            $0.58          720       11,589     FIN 28 over a service period of 4 years

8/21/2006            $0.58          767       26,441     Straight-line over the expected term of 4 years

8/21/2006            $0.58          231        7,931     Straight-line over the expected term of 4 years

8/21/2006            $0.58        4,561      156,507     Straight-line over the expected term of 4 years

9/22/2006            $0.23          672       35,692     FIN 28 over a service period of 2 years

9/22/2006            $0.23           70        5,385     FIN 28 over a service period of 4 years

9/22/2006            $0.23           35        2,692     FIN 28 over a service period of 4 years

9/22/2006            $0.23          505       80,260     Straight-line over the expected term of 4 years

9/22/2006            $0.23        2,923      463,843     Straight-line over the expected term of 4 years

9/22/2006            $0.23          210       33,210     Straight-line over the expected term of 4 years

10/17/2006           $0.50           --      162,337     Straight-line over the expected term of 4 years

10/17/2006           $0.50           --        8,412     Straight-line over the expected term of 4 years

10/17/2006           $0.50           --      231,493     Straight-line over the expected term of 4 years

10/17/2006           $0.50           --      358,825     Straight-line over the expected term of 4 years

10/17/2006           $0.50           --      590,318     Straight-line over the expected term of 4 years
                               --------   ----------
                               $321,404   $4,646,225
                               ========   ==========

(a) The Company did not issue options from the period July 3, 2005 to August 7, 2005.

(b) ISO = incentive stock option; NQSO = non-qualified stock option.